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                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration #333-68117



PROSPECTUS

                                  AVIGEN, INC.
                                1,435,938 SHARES
                                  COMMON STOCK

     Selling stockholders identified in this prospectus are selling 1,435,938 shares of common stock of Avigen, Inc. Of these shares 1,196,615 shares of common stock were sold to the selling stockholders by Avigen in a private financing and 239,323 are issuable upon the exercise of warrants sold to the selling stockholders in the financing. Avigen will not receive any of the proceeds from the sale of shares by the selling stockholders. Avigen's common stock is listed on the Nasdaq national market under the symbol "AVGN." On December 17, 1998, the closing sale price of the common stock, as reported on the Nasdaq National Market, was $4 5/16

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 4.

     The Avigen shares offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution" on page 12.

     The Company's address and telephone number is: Avigen, Inc., 1201 Harbor Bay Parkway, Suite 1000, Alameda, CA 94502 (510) 748-7150.

               THE DATE OF THIS PROSPECTUS IS DECEMBER 21, 1998.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended June 30, 1998;

     - Current Report on Form 8-K filed October 9, 1998; and

     - Quarterly Report on Form 10-Q filed November 13, 1998

     - The description of the common stock contained in Avigen's Registration Statement on Form 8-A, as filed on April 22, 1996 with the SEC under the Securities Exchange Act of 1934.

     You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

       Avigen, Inc.
        1201 Harbor Bay Parkway
        Suite 1000
        Alameda, CA 94502
        (510) 748-7150
        http://www.Avigen.com

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

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                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding Avigen's drug development programs, clinical trials, receipt of regulatory approval, capital needs, intellectual property, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and Avigen's actual results could differ materially from those anticipated in the forward-looking statements, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

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

                                  RISK FACTORS

     Investing in Avigen's common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information in this prospectus.

EARLY STAGE OF DEVELOPMENT; TECHNOLOGICAL UNCERTAINTY

     Avigen is engaged in the development of gene therapy products derived from adeno-associate virus ("AAV") for the treatment of inherited and acquired diseases. Gene therapy is a new and rapidly evolving technology. To date, there has been only limited research and development in gene therapy using AAV vectors. We are not aware of any gene therapy products that have obtained marketing approval from the United States Food and Drug Administration. Because there is only limited research regarding the safety and efficacy of AAV vectors, we believe that clinical trials will proceed more slowly than clinical trials involving traditional drugs and biologics.

     We are at an early stage of development. All of our potential products are in research or early preclinical development. We cannot assure you that our research and development activities will be completed successfully or will support the initiation of clinical trials or that any proposed products will prove to be efficacious or safe. Before obtaining regulatory approval for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the proposed product is safe and efficacious for its intended use. None of our proposed products has been tested in humans. There can be no assurance that we will not encounter problems with the clinical trials which will require us to delay, suspend or terminate these trials. All of our products in research and development may prove to have undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. Even if successfully developed, we cannot assure you that any potential products will be cleared for marketing by United States or foreign regulatory authorities or that such products can be manufactured at acceptable cost or that any approved products can be successfully marketed. Products resulting from our research and development efforts, if any, are not expected to be commercially available, and revenues from the sale of any such products are not expected, for at least the next several years.

HISTORY OF LOSSES; ACCUMULATED DEFICIT

     To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of June 30, 1998, we had an accumulated deficit of $27.2 million. The process of developing our products will require significant research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future. Our ability to achieve profitability is dependent, in part, on our ability to successfully complete development of our proposed products, obtain required regulatory approvals and manufacture and market our products directly or through partners. We cannot assure you that we will achieve revenues or profitability in the future.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING; MAINTENANCE OF NASDAQ LISTING

     We will require substantial additional funding in order to complete the research and development activities currently contemplated and to commercialize our proposed products. We anticipate that our existing capital resources will be adequate to fund our needs for at least the next 12 months. Our future capital requirements will depend on many factors, including continued scientific progress in research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological developments, the cost of manufacturing scale-up, the cost of commercialization activities and other factors which may not be within our control.

     We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. If we raise additional funds by issuing equity securities, there may be further dilution to existing stockholders. We cannot assure you that we will be able to enter into such collaborative or financing

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arrangements on acceptable terms or at all. Without such additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs.

     We believe that maintaining our listing on the Nasdaq National Market is central to our ability to raise additional funds as well as to provide liquidity to investors. We failed temporarily to meet the Nasdaq net tangible asset listing requirement at June 30, 1998. However, the proceeds from a recent financing allowed us to meet the Nasdaq net tangible asset listing requirement, on a proforma basis, for the first quarter of fiscal 1999. We may be required to generate sufficient revenue or raise additional capital to maintain Nasdaq listing requirements through fiscal year end 1999.

NEED FOR ESTABLISHMENT OF CORPORATE PARTNER RELATIONSHIPS

     We do not currently have a corporate partner relationship with respect to any of our technologies or potential products. Given the very high cost of funding clinical trials and bringing a proposed product through the governmental approval process to the commercial market, we believe that successful development and commercialization of our technologies and products will depend in large part on our ability to establish one or more such relationships. We cannot assure you that we can establish relationships on favorable terms, if at all. In addition, if we fail to raise needed future capital we could be at a disadvantage in negotiating favorable terms with potential corporate partners.

NEED TO OBTAIN RIGHTS TO PROPRIETARY GENES AND TECHNOLOGY

     A number of the gene sequences or proteins encoded by certain of those sequences that we are investigating or may use in our products are or may become patented by others. As a result, we may be required to obtain licenses to such gene sequences or proteins or other technology in order to test, use or market such products. For example, in connection with our anemia program, we may need to obtain a license to a gene for erythropoietin. We cannot assure you that we will be able to obtain such a license on terms favorable to us, if at all. In connection with our efforts to obtain rights to such gene sequences or proteins, we may find it necessary to convey rights to our technology to others.

     We have entered into agreements for the license from third parties of certain technologies related to our gene therapy product development programs. Certain of these license agreements provide for the achievement of development milestones at various times beginning in February 1997. In the event we fail to achieve such milestones or to obtain extensions, certain of the license agreements may be terminated by the licensor with relatively short notice to us. Termination of any of our license agreements could have a material adverse effect on our business.

     Some of our gene therapy products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. Such cumulative royalties could be commercially prohibitive. We cannot assure you that we will be able to successfully negotiate such royalty adjustments.

UNCERTAINTY OF MARKET ACCEPTANCE

     Our success is dependent on acceptance of our gene therapy products. We believe that recommendations by physicians and health care payors will be essential for market acceptance of our gene therapy products. In the past, there has been concern regarding the potential safety and efficacy of gene therapy products derived from pathogenic viruses such as retroviruses and adenoviruses. While our proposed gene therapy products are derived from AAV which is a non-pathogenic virus, we cannot assure you that physicians and health care payors will conclude that the technology is safe. In addition, health care payors can indirectly affect the attractiveness of our proposed products by regulating the maximum amount of reimbursement they will provide for such proposed products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third party payors, even if necessary regulatory and reimbursement approvals are obtained. Failure to achieve significant market acceptance will have a material adverse effect on our business, financial condition and results of operations.

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GOVERNMENT REGULATION

     The production and marketing of our proposed products and ongoing research and development activities are subject to extensive regulation by governmental authorities in the United States and foreign countries. At the present time, we believe that our products will be regulated as biologics by the FDA and comparable foreign regulatory bodies. Gene therapy is, however, a relatively new technology and has not been extensively tested in humans. The regulatory requirements governing gene therapy products are uncertain and are subject to change. No gene therapy products have been approved to date in the United States or any foreign country. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against us.

     We are currently conducting preclinical studies and planning clinical trials of our AAV vectors. Prior to marketing in the United States, any drug developed by us must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the FDA under the federal Food, Drug and Cosmetic Act. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and efficacious, typically takes several years or more depending on the type, complexity and novelty of the product, and requires a substantial commitment of resources. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals, particularly because gene therapy is a novel method of treatment and regulatory requirements are evolving and uncertain. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practices regulations. Before commencing clinical trials, we must submit to and receive FDA authorization of an investigational new drug application ("IND"). We cannot assure you that submission of an IND would result in FDA authorization to begin clinical trials.

     Clinical trials must meet FDA regulatory requirements for Institutional Review Board oversight and informed consent and good clinical practice regulations. We have limited experience in conducting preclinical studies and no experience in conducting clinical trials necessary to obtain regulatory approval. We cannot assure you that those clinical trials can be conducted at preferred sites, sufficient test subjects can be recruited or clinical trials will be started or completed successfully in a timely fashion, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in such trials are being exposed to unacceptable health risks or if it finds deficiencies in the IND or conduct of the investigation. We may encounter problems in clinical trials which cause us or the FDA to delay, suspend or terminate such trials.

     In addition to the FDA requirements, the National Institutes of Health has established guidelines for research involving recombinant DNA molecules, which we utilize in our research. These guidelines apply to recombinant DNA research which is conducted at or supported by the NIH. Under current guidelines, proposals to conduct clinical research involving gene therapy at institutions supported by the NIH must be approved by the NIH's Recombinant DNA Advisory Committee.

     We cannot assure you that any product developed by us will prove to be safe and efficacious in clinical trials or will meet all of the applicable regulatory requirements necessary to receive marketing approval. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals. If regulatory approval is granted for a product, such approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials. Furthermore, approval may require ongoing requirements for postmarketing studies. Even if a product is approved for marketing, the product, its manufacturer and its manufacturing facilities are continuously subject to review and periodic inspections. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

     In order to market our products outside of the United States, we also must comply with numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA

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approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.

UNCERTAINTY OF PRODUCT PRICING AND THIRD PARTY REIMBURSEMENT

     The business and financial condition of biotechnology companies such as ours are affected by the efforts of government and third party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government control on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business. In addition, in both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing our proposed products to the market, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.

COMPETITION

     The field of gene therapy is new and rapidly evolving and is expected to undergo significant technological change in the future. We expect competition from fully integrated pharmaceutical companies and more established biotechnology companies to increase. Most of these companies have significantly greater financial resources and expertise than we do in research and development, preclinical studies and clinical trials, obtaining regulatory approvals, manufacturing, marketing and distribution. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. In addition, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel. Our competitors may develop more effective or more affordable products, or achieve earlier product commercialization than we do.

     We are aware that other companies are conducting preclinical studies and clinical trials for viral and non-viral gene therapy products. One of these companies is supporting clinical studies for use of AAV vectors in the treatment of cystic fibrosis.

     We believe the primary competitive factors for success in the gene therapy field will be product efficacy, safety, manufacturing capability, the timing and scope of regulatory approvals, the timing of market introduction, marketing and sales capability, reimbursement coverage, price and patent position. Our competitors may develop more effective or more affordable products, or achieve earlier product commercialization than we do.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY; POSSIBLE CLAIMS OF OTHERS

     To date, we have filed a number of patent applications in the United States relating to our technologies. In addition, we have acquired exclusive and non-exclusive licenses to certain issued patents and pending patent applications. We cannot assure you that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

     The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology products, and we expect that administrative proceedings, litigation or both will be necessary to determine the validity and scope of our and others' biotechnology products. Such

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proceedings or litigation may require a significant commitment of our resources in the future. If patents can be obtained, we cannot assure you that any such patents will provide us with any competitive advantage. For example, others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated in litigation. In addition, two of our patent applications are co-owned with co-inventors. Under the terms of agreements with the co-inventors, we have an option to obtain an exclusive, worldwide, transferable, royalty-bearing license for such technology, and are currently in discussions with one of the co-inventors to obtain such a license. If we cannot negotiate exclusive rights to such co-owned technology, each co-inventor may have rights to independently make, use, offer to sell or sell the patented technology. Commercialization, assignment or licensing of such technology by a co-inventor could have a material adverse effect on our business, financial condition and results of operations.

     Third parties may assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. Although no third party has asserted that we are infringing their patent rights or other intellectual property, we cannot assure you that litigation asserting such claims will not be initiated, that we would prevail in any such litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to such technologies.

     We also rely on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot assure you that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

LACK OF MANUFACTURING AND SALES AND MARKETING EXPERIENCE

     We have no experience in, and currently lack the resources and capability to, manufacture or market any of our proposed products on a commercial basis. In addition, we have not yet implemented the FDA's regulations concerning Current Good Manufacturing Practices ("cGMP"). Initially, we anticipate that we will be dependent to a significant extent on collaborative partners or other entities for commercial scale manufacturing of our products. In the event we decide to establish a commercial scale manufacturing facility, we will require substantial additional funds and personnel and will be required to comply with extensive regulations applicable to such facility. We cannot assure you that we will be able to develop adequate commercial manufacturing capabilities either on our own or through third parties. In addition, we do not anticipate establishing our own sales and marketing capabilities in the foreseeable future. We cannot assure you that we will be able to develop adequate marketing capabilities either on our own or through third parties.

DEPENDENCE ON KEY PERSONNEL

     We are highly dependent on certain members of our management and research and development staff. The loss of any of these persons could have a material adverse effect on our business. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. We cannot assure you that we will be successful in attracting and retaining skilled personnel who generally are in high demand in the pharmaceutical and biotechnology industries. The loss of certain key employees or our inability to attract

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and retain other qualified employees could have a material adverse effect on our business. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by employers other than us and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

SIGNIFICANT PRODUCT LIABILITY RISK; LIMITED INSURANCE COVERAGE

     The manufacture and sale of medical products entail significant risk of product liability claims. We currently do not carry product liability insurance although we intend to obtain such coverage prior to commencing clinical trials. We cannot assure you that such coverage will be adequate to protect us from any liabilities we might incur in connection with the use or sale of our products. In addition, we may require increased product liability coverage as additional products are commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business and results of operations. We must indemnify certain of our licensors against any product liability claims brought against them arising out of products developed by us under these licenses.

HAZARDOUS MATERIALS

     Our research and development efforts involve the use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the storage, use, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We may incur substantial costs to comply with environmental regulations if we develop our own commercial manufacturing facility.

YEAR 2000 COMPLIANCE

     The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. The Company is in the process of working with its software vendors to ensure that the software that the Company has licensed from third parties will operate properly in the year 2000 and beyond. In addition, the Company is working with its external suppliers and service providers to ensure that they and their systems will be able to support the Company's needs and, where necessary, interoperate with the Company's server and networking hardware and software infrastructure in preparation for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either the Company, its customers or vendors could have a material adverse effect on the Company's business, results of operations and financial condition.

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

                                  THE COMPANY

     Avigen is a leader in the development of gene therapy products derived from AAV for the treatment of inherited and acquired diseases. Our proposed gene therapy products are designed for in vivo administration to achieve the production of therapeutic proteins within the body. We are developing two broad-based proprietary gene delivery technologies: AAV vectors and the Targeted Vector Integration (TVI") system. We believe AAV vectors can be used to deliver genes for the treatment of brain, liver and prostate cancer, anemia, hemophilia, hyperlipidemia and metabolic storage diseases. We also believe our TVI system will allow us to pursue more effective treatments for blood cell-related diseases, including sick cell anemia, beta-thalassemia and human immunodeficiency virus infection.

     The mailing address and telephone number of our principal executive office is 1201 Harbor Bay Parkway, #1000, Alameda, California 94502, (510) 748-7150.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

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

                              SELLING STOCKHOLDERS

     Under a Common Stock and Warrant Purchase Agreement dated as of August 7, 1998 among Avigen and certain selling stockholders, we sold to the selling stockholders common stock and warrants to purchase common stock in a private placement and agreed to register the common stock and the shares of common stock issuable upon the exercise of warrants sold to those selling stockholders for resale. We also agreed to use our best efforts to keep the Registration Statement effective for two years, or until all of the shares are sold under the Registration Statement, whichever comes first. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of October 30, 1998, by each of the selling stockholders.

     The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Avigen. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

                                                        SHARES BENEFICIALLY
                                                               OWNED
                                                        PRIOR TO OFFERING(1)
                                                        --------------------
                 SELLING STOCKHOLDER                     NUMBER      PERCENT    SHARES BEING OFFERED
                 -------------------                    ---------    -------    --------------------
Multiscor Dolshares(2)................................    202,530      2.75%           202,530
Leven SA(3)...........................................    202,530      2.75%           202,530
CNCA SCT Brunoy/account BGP(4)........................    101,262      1.38%           101,262
Allison Gushee Molkerthin(5)..........................      6,072         *              6,072
Prigest-Royale SA(6)..................................    139,530      1.89%           139,530
Edward J. Sappin(7)...................................      2,232         *              2,232
Credit Agricole Vacari(8).............................    139,530      1.89%           139,530
St. Honore Vie et Sante (Rothschild)(9)...............    473,238      6.43%           473,238
Norden Resort SA(10)..................................    169,014      2.30%           169,014
                                                        ---------     -----          ---------
          Total.......................................  1,435,938     19.39%         1,435,938
                                                        =========     =====          =========

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   * Less than 1% of the outstanding shares of common stock.

 (1) Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of October 30, 1998, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group. Applicable percentages are based on 7,364,406 shares outstanding on October 30, 1998 adjusted as required by rules promulgated by the SEC.

 (2) Includes 33,755 shares issuable upon exercise of warrants held by this selling stockholder.

 (3) Includes 33,755 shares issuable upon exercise of warrants held by this selling stockholder.

 (4) Includes 16,877 shares issuable upon exercise of warrants held by this selling stockholder.

 (5) Includes 1,012 shares issuable upon exercise of warrants held by this selling stockholder.

 (6) Includes 23,255 shares issuable upon exercise of warrants held by this selling stockholder.

 (7) Includes 372 shares issuable upon exercise of warrants held by this selling stockholder.

 (8) Includes 23,255 shares issuable upon exercise of warrants held by this selling stockholder.

 (9) Includes 78,873 shares issuable upon exercise of warrants held by this selling stockholder.

(10) Includes 28,169 shares issuable upon exercise of warrants held by this selling stockholder.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

     - in the over-the-counter market,

     - in private transactions,

     - through options,

     - by pledge to secure debts and other obligations, or

     - a combination of any of the above transactions.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

     Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold or may acquire upon exercise of the warrants. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

     To comply with the securities laws of certain jurisdictions the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

     Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

     All expenses of this registration, estimated at approximately $26,100, will be paid by Avigen. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

                                 LEGAL MATTERS

     Cooley Godward LLP, Palo Alto, California will give its opinion that the shares offered in this prospectus have been, or will be upon exercise of the warrants, validly issued and are, or will be upon exercise of the warrants, fully paid and non-assessable.

                                    EXPERTS

     The financial statements of Avigen appearing in Avigen's Annual Report on Form 10-K for the year ended June 30, 1998 have been audited by Ernst & Young, LLP independent auditors, as set forth in their report thereon. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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  WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF DECEMBER 21, 1998. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

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                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Were You Can Find More Information....    2
Forward-Looking Statements............    3
Risk Factors..........................    4
The Company...........................   10
Use of Proceeds.......................   10
Selling Stockholders..................   11
Plan of Distribution..................   12
Legal Matters.........................   13
Experts...............................   13

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                                1,435,938 SHARES

                                  COMMON STOCK
                                   PROSPECTUS
                                  AVIGEN, INC.
                               DECEMBER 21, 1998
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